Securities Act Registration No. 333-253153

As filed with the Securities and Exchange Commission On October 15, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

JOHCM FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

53 State Street, 13th Floor

Boston, Massachusetts 02109

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (617) 933-0712

Mary Lomasney

53 State Street, 13th Floor

Boston, Massachusetts 02109

(Name and Address of Agent for Service)

With copy to:

George Raine, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

It is proposed that this filing will become effective immediately.

An indefinite amount of the Registrant’s securities have been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is paid at this time.

Explanatory Note

This Post-Effective Amendment No.  2 to the JOHCM Funds Trust (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B to the Registration Statements on Form N-14 filed on April 1, 2021. This Post-Effective Amendment No. 2 is being filed for the purpose of adding the final tax opinions as exhibits to Part C of the Registration Statement.

PART C

OTHER INFORMATION

Item 15. Indemnification.

Reference is made to Article VIII, sections 1 through 3, of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), which is incorporated by reference herein. In addition, the Registrant maintains a trustees and officers liability insurance policy under which the Registrant and its trustees and officers are named insureds. Certain service providers to the Registrant also have contractually agreed to indemnify and hold harmless the trustees against liability arising in connection with the service provider’s performance of services under the relevant agreement.

The Registrant also agreed to contractually indemnify each trustee. The agreement between the Registrant and each trustee, in addition to delineating certain procedural aspects relating to indemnification and advancement of expenses to the fullest extent permitted by the Declaration of Trust and Amended and Restated Bylaws (the “Bylaws”) and the laws of The Commonwealth of Massachusetts, the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Company Act of 1940, as now or hereafter in force, provides that the Registrant shall indemnify and hold harmless a trustee against any and all expenses actually and reasonably incurred by the trustee in any proceeding arising out of or in connection with the trustee’s service to the Trust, unless the trustee has been adjudicated in a final adjudication on the merits to have engaged in certain disabling conduct.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

(1)	Amended and Restated Agreement and Declaration of Trust.[1]

(a) Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust.[2]

(b) Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust.[3]

(2)	Amended and Restated Bylaws.[1]

(3)	Not applicable.

(4)	(a) Agreement and Plan of Reorganization relating to JOHCM Credit Income Fund, JOHCM Emerging Markets Opportunities Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM Global Income Builder Fund, JOHCM Global Select Fund, JOHCM International Opportunities Fund, JOHCM International Select Fund, and JOHCM International Small Cap Equity Fund (the “Funds”). [4]

(5)	Instruments Defining Rights of Security Holder. None other than in the Declaration of Trust and Bylaws of the Registrant.

(6)	Investment Advisory Contracts.

(a) Investment Advisory Contract between registrant (“Registrant” or “Trust”) and JOHCM (USA) Inc. (“JOHCM USA”) dated January 8, 2021.[1]

(7)	Underwriting Contracts.

	(a)	Form of Distribution Agreement between Registrant and JOHCM Funds Distributors, LLC.[1]

(8)	Not applicable.

(9)	Custodial Agreements.

	(a)	Custody Agreement between Registrant and The Northern Trust Company (“Northern Trust”). [5]

(10)	(a)	Distribution and Servicing Plan Pursuant to Rule 12b-1.[1]

	(b)	Multiple Class Plan Pursuant to Rule 18f-3.[1]

(11)	Opinion and Consent of Ropes & Gray LLP regarding the legality of the securities being registered. [5]

(12)	(a)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Credit Income Fund into JOHCM Credit Income Fund– filed herewith.

	(b)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Emerging Markets Opportunities Fund into JOHCM Emerging Markets Opportunities Fund – filed herewith.

	(c)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Emerging Markets Small Mid Cap Equity Fund into JOHCM Emerging Markets Small Mid Cap Equity Fund– filed herewith.

	(d)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Global Equity Fund into JOHCM Global Select Fund– filed herewith.

	(e)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Global Income Builder Fund into JOHCM Global Income Builder Fund – filed herewith.

	(f)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM International Opportunities Fund into JOHCM International Opportunities Fund – filed herewith.

	(g)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM International Select Fund into JOHCM International Select Fund – filed herewith.

	(h)	Consent of Ropes & Gray LLP as to filing of tax opinions in connection with the reorganizations of the Funds – filed herewith.

(13)	Other Material Contracts.

	(a)	Transfer Agency and Service Agreement between Registrant and Northern Trust. [5]

	(b)	Fund Administration and Accounting Services Agreement between Registrant and Northern Trust.[5]

	(c)	Expense Limitation Agreement by and among Registrant, JOHCM (USA) Inc. and J O Hambro Capital Management Limited.[1]

	(d)	Credit Agreement between Registrant and Northern Trust.*

	(e)	Shareholder Services, Recordkeeping and Sub-Transfer Agency Services Agreement between the Trust and JOHCM USA. [6]

	(f)	Administration and Compliance Services Agreement between the Trust and JOHCM USA. [6]

(14)	Consent of Independent Registered Public Accounting Firm.[5]

(15)	Not applicable.

(16)	Powers of Attorney.

	(a)	Power of Attorney for Joseph P. Gennaco, Barbara A. McCann, Kevin J. McKenna, Beth K. Werths, and Nicholas Good with respect to filings on Form N-14.[5]

	(b)	Power of Attorney for Jonathan Weitz with respect to filings on Form N-14.[5]

	(c)	Power of Attorney for Troy Sheets with respect to filings on Form N-14. [5]

(17)	Form of Proxy Card. [5]

[1]	Previously filed as an Exhibit to Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission on January 26, 2021.
[2]	Previously filed as an Exhibit to Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission on April 1, 2021.
[3]	Previously filed as an Exhibit to Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission on August 10, 2021.
[4]

Previously filed as Appendix A to the Combined Proxy Statement/Prospectus contained in the Registrant’s Registration Statement on Form N-14, as filed with the Securities and Exchange Commission on February 16, 2021.

[5]	Previously filed as an Exhibit to Registrant’s Registration Statement on Form N-14, as filed with the Securities and Exchange Commission on September 24, 2021.
[6]	Previously filed as an Exhibit to Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission on February 12, 2021.

*	To be filed by amendment.

Item 17. Undertakings

1.

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

NOTICE

A copy of the Declaration of JOHCM Funds Trust, together with all amendments thereto, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Boston, Commonwealth of Massachusetts on the 15th day of October, 2021.

JOHCM Funds Trust

By:	/s/ Jonathan Weitz
Jonathan Weitz President and Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Jonathan Weitz	President and Chief Executive Officer	October 15, 2021
Jonathan Weitz

/s/ Troy Sheets	Treasurer, Chief Financial Officer and Principal Accounting Officer	October 15, 2021
Troy Sheets*

/s/ Joseph P. Gennaco	Trustee	October 15, 2021
Joseph P. Gennaco*

/s/ Barbara A. McCann	Trustee	October 15, 2021
Barbara A. McCann*

/s/ Kevin J. McKenna	Trustee	October 15, 2021
Kevin J. McKenna*

/s/ Beth K. Werths	Trustee	October 15, 2021
Beth K. Werths*

/s/ Nicholas Good	Trustee	October 15, 2021
Nicholas Good*

* By:	/s/ Jonathan Weitz
Jonathan Weitz, as Attorney-in-Fact

Date: October 15, 2021

Exhibit Index

12 (a)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Credit Income Fund into JOHCM Credit Income Fund

12 (b)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Emerging Markets Opportunities Fund into JOHCM Emerging Markets Opportunities Fund

12 (c)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Emerging Markets Small Mid Cap Equity Fund into JOHCM Emerging Markets Small Mid Cap Equity Fund

12 (d)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Global Equity Fund into JOHCM Global Select Fund

12 (e)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM Global Income Builder Fund into JOHCM Global Income Builder Fund

12 (f)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM International Opportunities Fund into JOHCM International Opportunities Fund

12 (g)	Opinion of Ropes & Gray LLP with respect to tax matters in connection with the reorganization of JOHCM International Select Fund into JOHCM International Select Fund

12 (h)	Consent of Ropes & Gray LLP as to filing of tax opinions in connection with the reorganizations of the Funds